March 24, 2009	Stacy Winick D 202.955.7040 F 202.835.4138 stacy.winick@klgates.com

John Grzeskiewicz

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Nuveen New Jersey Municipal Value Fund

333-157055

811-22274

Dear Mr. Grzeskiewicz:

This letter responds to the comments contained in your letter dated March 5, 2009, regarding the initial registration statement on Form N-2 of Nuveen New Jersey Municipal Value Fund (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.

The response to each of these comments is included in pre-effective amendment no. 1, which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the registration statement as originally filed, is enclosed for your convenience.

Prospectus

Cover Page

1. Comment: Move “Estimated Offering Expenses” from the pricing table to a footnote thereto, consistent with the tabular format presented in Item 1.g of Form N-2.

Response: Agreed. We have revised the pricing table as indicated.

Prospectus Summary

1. Comment: The Offering – Please inform the staff whether FINRA has approved the terms of the underwriting arrangement.

John Grzeskiewicz

March 24, 2009

Response: Agreed. We will inform the staff as soon as the Fund receives FINRA approval.

2. Comment: Who May Want to Invest – Clarify why an investor seeking “diversification” of an investment portfolio would want to invest in a non-diversified closed-end municipal fund concentrating in New Jersey.

Response: While the Fund itself is non-diversified, the bullet point under “Who May Want to Invest” is meant to communicate to investors that an investment in the Fund may be an option to diversify the investor’s overall investment portfolio. To clarify this point, the bullet referred to in the comment was revised as follows (new language is underlined):

Diversification of your overall investment portfolio (although the Fund itself is non-diversified); and

3. Comment: Investment Objectives and Policies – Please state whether the Fund will count investments in inverse floating rate securities toward the 80% test.

Response: The Fund will count inverse floating rate securities toward the 80% test. As noted in the prospectus, inverse floating rate securities are included within the definition of “municipal securities.”

4. Comment: Investment Adviser – With respect to the accrued liabilities used in the definition of “Managed Assets”, you exclude Fund liabilities representing “financial leverage”. Does “financial leverage” only mean traditional forms of leverage, such as debt securities and preferred stock?

Response: “Financial leverage” does not mean only traditional forms of leverage. As noted in the prospectus (as revised from the initial filing), “financial leverage” includes borrowings (including the issuance of commercial paper or notes), the issuance of preferred stock, as well as investments in tender option bond trusts and other similar instruments that may have the economic effect of leverage.

5. Comment: Investment Adviser – Is the “complex-level fee” the subject of a no-action letter or an exemptive order? If not, supplementally explain to the staff why the imposition of such a fee is consistent with the Investment Company Act of 1940 (the “1940 Act”).

Response: The Fund’s use of the “complex-level fee” (which has been in place since 2004) is not the subject of a no-action letter or an exemptive order. The Fund charges a single management fee as approved by the Board of Trustees (and the sole shareholder) in

John Grzeskiewicz

March 24, 2009

accordance with Section 15(c) of the 1940 Act. The single management fee provides for breakpoints that are calculated based on the combination of the level of assets held by the Fund and the level of assets held by all Nuveen-branded closed-end and open-end U.S. registered investment companies. As a result, Fund shareholders get the benefit of not only the level of assets held by the Fund, but the level assets held by the complex, permitting the Fund to take advantage of economies of scale across the entire complex. While complex-level assets are used as an external calculation for determining breakpoint levels, there is no cross-fund subsidization across the complex.

6. Comment: Special Risk Considerations – Inverse Floating Rate Securities Risk – (a) Disclose whether the Fund will deposit its municipal bonds with “special purpose trusts”. (b) Disclose that the Fund also may invest in tender option bonds issued by “special purpose trusts”. (c) Disclose whether the Fund will enter in to any support agreements with “special purpose trusts” or their sponsors. (d) Supplementally explain to the staff whether the “inverse floating rate securities” will be counted as leverage for purposes of calculating the advisory fee. (e) Supplementally inform the staff whether the Fund’s investment in “inverse floating rate securities” will be considered a “senior security” subject to the 300% asset coverage requirement of Section 18 to the 1940 Act.

Response: The disclosure requested in comment 6(a) and 6(b) is included in the discussion of inverse floating rate securities under “The Fund’s Investments – Inverse Floating Rate Securities” and “- Tender Option Bonds.” In addition, a new footnote (5) has been added to the “Summary of Fund Expenses” to clarify that the Fund does not currently intend to invest in self-deposited inverse floating rate securities (meaning that the Fund does not intend to sell a fixed-rate bond to a broker-dealer for deposit into a special purpose trust in exchange for a residual interest in the trust). The inverse floating rate securities described in the above-referenced section of the prospectus will initially all be externally deposited (meaning that the broker-dealer creating the trust deposits a bond that it owns into the trust, and issues the residual interest inverse floating rate security to the Fund, so that the Fund never directly owns that underlying security). The Fund may invest in self-deposited inverse floating rate securities in the future.

The disclosure requested in comment 6(c) was added to the “The Fund’s Investments – Portfolio Composition and Other Information – Inverse Floating Rate Securities” section, and makes clear that, in connection with certain special purpose trusts, the Fund may agree that, to the extent that the face value of the short-term floating rate securities issued by the trust exceeds the value on any day of the underlying municipal securities in the trust, the Fund will make the trust’s broker-dealer sponsor whole for any shortfall in the value of the bonds in the trust relative to the face value of those sort-term floating rate securities, and typically will provide the broker-dealer with cash or other collateral having a value equal to or greater than such shortfall amount on a daily basis.

John Grzeskiewicz

March 24, 2009

As discussed below in comment 7, proceeds from the sale of floating rate securities by the special purpose trust in whose “inverse floating rate securities” the Fund will invest will be counted as financial leverage for purposes of calculating the advisory fee. The Fund’s investments in “inverse floating rate securities” (other than self-deposited inverse floating rate securities) are not considered “senior securities” under the 1940 Act because the Fund does not have any legal or financial obligation on the residual interest in the special purpose trust that the Fund owns. If the Fund were to invest in self-deposited inverse floating rate securities, the Fund would, likewise, not consider such securities to be “senior securities” because they would be covered and maintained in segregated accounts in accordance with 1940 Act Release No. 10666 (April 18, 1979), as subsequently refined in Commission and staff positions.

7. Comment: Include a paragraph on the risk of conflicts of interest arising from the fact that the Investment Adviser has an incentive to invest in “inverse floating rate securities” which results in an increase in its advisory fee.

Response: The language requested in comment 7 is included in “Risks – Inverse Floating Rate Securities Risk” as set forth below (as revised from the initial filing) and as a result, the Fund does not believe that additional disclosure is necessary:

The amount of fees paid to NAM for investment advisory services will be higher if the Fund uses financial leverage because the fees will be calculated based on the Fund’s Managed Assets – this may create a conflict of interest between NAM and the Common Shareholders. Managed Assets means the total assets of the Fund, minus the sum of its accrued liabilities (other than Fund liabilities incurred for the express purpose of creating financial leverage). Total assets for this purpose shall include assets attributable to the Fund’s use of financial leverage (whether or not those assets are reflected in the Fund’s financial statements for purposes of generally accepted accounting principles), such as, but not limited to, the portion of assets in tender option bond trusts of which the Fund owns the residual interest certificates that has been effectively financed by the trust’s issuance of floating rate certificates.

8. Comment: Supplementally inform the staff as to the procedures and guidelines the Board of Trustees will follow to monitor any potential conflicts of interest that may arise from the Fund’s and the Investment Adviser’s involvement with “interest floating rate securities” and “special purpose trusts”.

John Grzeskiewicz

March 24, 2009

Response: In addition to (i) an internal Nuveen 45% guideline on the Fund’s effective leverage ratio, (ii) the Fund’s 15% investment limitation on the use of residual interest bonds or inverse floating rate securities and (iii) the Fund’s stated intent that initially it will not invest more than 5% in such bonds and securities, the Fund’s Board of Trustees, including the independent trustees, monitors the Fund’s use of leverage on a periodic basis.

9. Comment: Include a paragraph on the risk that NRSRO’s may be mistaken in their credit ratings and may be slow in ascertaining changes in the circumstances of issuers that may affect such credit ratings.

Response: Agreed. The following language was added as a new third-to-last sentence in the paragraph beginning “The Fund seeks to achieve . . .” under “The Fund’s Investments – Investment Objective and Policies”:

A rating issued by an NRSRO (including Moody’s, S&P and Fitch) is only the opinion of the entity issuing the rating, and is not a guarantee as to quality, or an assurance of the performance, of the rated security. In addition, the manner in which NRSROs obtain and process information about a particular security may affect the NRSRO’s ability to timely react to changes in an issuer’s circumstances that could influence a particular rating.

10. Comment: Please ensure that any risks pertaining specifically to New Jersey are fully disclosed in the prospectus.

Response: Agreed. An Appendix A (replacing Appendix C to the Statement of Additional Information) was added to the prospectus to include the risk disclosure pertaining to New Jersey.

Municipal Securities

11. Comment: (a) Clarify how inverse floaters and tender option bonds are used by the Fund to advance its investment objective. (b) May the Fund invest in both inverse floaters and tender option bonds issued by the same special purpose trust?

Response: With respect to comment 11(a) as noted above, the following language was added to the Summary (and to the body of the document) at the end of the fourth paragraph under the heading “Investment Objectives and Policies”:

The Fund may invest in these types of securities, including tender option bonds and inverse floating rate securities, in order to more efficiently achieve its desired overall portfolio structure as well as enhance its ability to achieve its investment objectives.

John Grzeskiewicz

March 24, 2009

In addition, the following language was added at the end of the fourth bullet point in the body of the prospectus under the heading “The Fund’s Investments – Investment Objectives and Policies”:

As further discussed under “-Portfolio Composition and Other Information – Inverse Floating Rate Securities,” the Fund’s investments in inverse floating rate securities create financial leverage because the investment is subject to the credit and duration risk on the entire underlying municipal security held by a special purpose trust (formed by a third party sponsor for the purpose of holding the municipal security), not just the proportion of the municipal security represented by the residual interest in the special purpose trust held by the Fund. As a result, an inverse floating rate security, in effect, represents a leveraged investment in the municipal security underlying the special purpose trust.

With respect to comment 11(b) as noted above, the following language was added as a new final paragraph under the heading “The Fund’s Investments – Portfolio Composition and Other Information – Inverse Floating Rate Securities”:

The Fund may invest in both inverse floating rate securities and tender option bonds (as discussed below) issued by the same special purpose trust.

Risks

12. Comment: See Comments 6-10 above.

Response: See responses to comments 6-11.

Underwriting

13. Comment: Additional Compensation –Please ensure that the additional compensation is disclosed in a footnote to the pricing table.

Response: Agreed.

Statement of Additional Information

Investment Objective and Policies

14. Comment: With respect to the investment policy on concentration, state that the 25% limitation relates to “any one industry or group of industries.”

John Grzeskiewicz

March 24, 2009

Response: In reliance on the SEC staff’s views expressed in Release No. IC-9011, wherein the staff describes its position on concentration by referring to investment of “more than 25%” of assets “in any one industry,” no change has been made. Our understanding of the staff’s historical position on concentration is that whether the policy relates to any one industry or to a group of industries is the choice of the registered investment company when it formulates its policy.

Investment Restrictions

15. Comment: With respect to (4), see preceding comments.

Response: See response to comment 14 above.

General Comments

16. Comment: We note that portions of the disclosure have been left blank. We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

Response: Understood.

17. Comment: Please supply the undersigned with copies of any exemptive applications and no-action requests the Fund has submitted, or will submit, in connection with registration of its shares.

Response: The Fund has not submitted (nor does it intend to submit) any exemptive applications or no-action letters.

18. Comment: Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. See Office of investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: Agreed.

19. Comment: If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.

John Grzeskiewicz

March 24, 2009

Response: Agreed.

*  *  *  *  *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.955.7040 or Dave Glatz at 312.807.4295.

Very truly yours,

/s/ Stacy H. Winick
Stacy H. Winick

Enclosures
Copies (w/encl.) to	Gifford Zimmerman
Kevin McCarthy
Mark Winget
Leonard Mackey, Jr.